SECOND AMENDED AND RESTATED SHAREHOLDERS' AGREEMENT

This Second Amended and Restated Shareholders' Agreement (the "Agreement") amends and restates the provisions of the Amended and Restated Shareholders' Agreement dated on or about August 10, 2017, and is entered into as of August 20, 2020, by and among Smart Tire Recycling, Inc., a Pennsylvania corporation (the "Company"); the individuals or entities listed on **Schedule A** (the "Common Shareholders"); and the investors in the Company's Preferred Stock listed on the Schedule of other Shareholders attached hereto as **Schedule B** (the "Schedule of Investors"). The persons or entities listed on the Schedule of Investors from time to time are hereinafter referred to collectively as the "Investors" and individually as an "Investor." The Common Shareholders and the Investors are sometimes individually referred to herein as a "Shareholder" and collectively as the "Shareholders".

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and intending to be legally bound hereby, the Shareholders agree as follows:

1. Definitions.

For purposes of this Agreement:

(a) The term "Common Stock" means the common stock, no par value per share, of the Company.

(b) The Term "Preferred Stock" means the Series Seed Preferred Stock of the Company, par value $0.01 per share ("Series Seed Preferred Stock") together with the Series CF Seed Preferred Stock of the Company, par value $0.01 per share ("Series CF Seed Preferred Stock").

(c) The term "Capital Stock" refers to Common Stock and Preferred Stock.

(d) The term "Vested Stock" means any shares of Common Stock not subject to a repurchase restriction under any other agreement or **Section 2.4** hereof.

(e) The term "Unvested Stock" means any shares of Common Stock that at the time of determination remain subject to a repurchase restriction under any other agreement or **Section 2.4** hereof.

2. Transfers by Shareholders.

2.1 General Restrictions on Transfer.

(a) None of the shares of Capital Stock or other securities convertible into or exercisable or exchangeable for Capital Stock owned on the date hereof or thereafter acquired by a Shareholder may be transferred, assigned, pledged, encumbered or otherwise hypothecated except in accordance with the provisions of this Agreement.

(b) Any attempted transfer of Capital Stock by a Shareholder or any transferee thereof other than in accordance with this Agreement shall be null and void and the Company shall refuse to recognize any such transfer and shall not reflect on its records any change in record ownership of Capital Stock pursuant to any such transfer and unless and until such transferee agrees in writing to be bound by the provisions of this Agreement.

2.2 Right of First Refusal.

(a) Each of the Shareholders of Series CF Seed Preferred Stock hereby grants to the Company a right of first negotiation and first refusal, and to the remaining Shareholders a right of second negotiation and second refusal, with respect to any proposed sale of Series CF Seed Preferred Stock (or Common Stock into which it has been converted) by any Series CF Seed investor to a third party (transfers among Series CF Seed investors excluded). These rights shall terminate upon the Company's initial public offering or upon sale of the Company.

(b) Subject to Section 2.2(a), each of the remaining Shareholders hereby grants to the Company and the other Shareholders a right of first refusal (as set forth herein) to purchase any Capital Stock of the Company sought to be sold by such Shareholder, other than Unvested Shares, which may not be transferred.

(c) The Shareholder desiring to sell any Capital Stock (the "Selling Shareholder") shall notify the Company and other Shareholders of this intention by giving written notice at least forty-five (45) days prior to such sale (the "Notice"). The Notice shall set forth the type and number of securities available for sale, the identity of the proposed purchaser, the proposed price and the terms of the sale.

(d) The other Shareholders shall have the first right to purchase the offered securities, at the price and on the terms specified in the Notice, by giving written notice of such election to the Selling Shareholder within twenty (20) days after the Notice is given ("Notice Period"). Upon the expiration of the Notice Period, the Selling Shareholder shall notify the Company in the event that the other Shareholders have not agreed to purchase all of the offered securities (the "Company Notice"). The Company shall have the right to purchase the offered securities not purchased by the other Shareholders, at the price and on the terms specified in the Notice, by giving written notice of such election to the Selling Shareholder within ten (10) days after the Company Notice is given (the "Company Notice Period").

(e) Unless the other Shareholders agree unanimously upon a different allocation, each Other Shareholder electing to purchase securities shall have the right to purchase that portion of the securities offered which is determined by a fraction, the numerator of which is the number of shares of Common Stock held by such Other Shareholder and the denominator of which is the number of shares of Common Stock held by all other Shareholders who have made an election to purchase securities under

this **Section 2.2** (assuming for purposes of the calculation the exercise and conversion of all securities of the Company into Common Stock held by the other Shareholders choosing to purchase the securities). Each participating Other Shareholder shall have a further pro rata right (a "Right of Over Allotment") to purchase the securities refused by any Other Shareholder who declines to fully exercise its right of first refusal.

(f) Any other Shareholder desiring to exercise its right of first refusal shall deliver a written notice to the Selling Shareholder (with a copy to the Company) stating (i) its intent to purchase, (ii) whether or not it intends to exercise its Right of Over Allotment, and (iii) the maximum amount of securities it is willing to purchase. If the Company desires to exercise its right of first refusal if the other Shareholders do not purchase all of the offered securities, the Company shall deliver a written notice to the Selling Shareholder (with a copy to the other Shareholders) stating its intent to purchase. The Selling Shareholder shall be free for a period of sixty (60) days after the notice period has expired to sell any securities that the other Shareholders and the Company do not elect to purchase to the same proposed purchaser, at the same price and on the same terms as set forth in the Selling Shareholder's Notice (the "Selling Shares"). The Company and the other Shareholders which notify the Selling Shareholder that they intend to purchase the securities shall consummate such purchase not later than sixty (60) business days after the Company Notice Period has expired.

2.3 Permitted Transfers.

(a) For individual Shareholders (i) in the event of a Shareholder's death, transfers to the estate or executor of such Shareholder of any Vested Shares, and (ii) transfers to immediate family members or trusts under the control of the Shareholder and/or immediate family members, in each case, for bona fide estate and tax planning purposes of any Vested Shares, may be made free from the restrictions set forth in this **Section 2**, but remain subject to **Section 2.2.**

(b) For institutional Shareholders, transfers and/or distributions to its Shareholders, members, retired members, partners or retired partners and transfers to affiliates and related persons (including without limitation, side-by-side investment funds) may be made free from the restrictions set forth in this **Section 2,** but **Section 2.2** shall remain applicable.

(c) A transfer made pursuant to an effective registration under the Securities Act of 1933, as amended (the "Act"), and any applicable state securities laws, or an exemption from such registration, if prior to any such transfer the Shareholder proposing to transfer Vested Shares gives the Company (i) five (5) Business Days' (as defined below) prior written notice describing the manner and circumstances of the proposed transfer and (ii) if requested by the Company, a written opinion of legal counsel, who shall be reasonably satisfactory to the Company and its counsel, such opinion to be in form and substance satisfactory to the Company and its counsel, to the effect that the proposed transfer of Vested Shares may be effected without registration under the Act or any state

securities laws. A "Business Day" is any day other than a Saturday, Sunday or Federal holiday.

2.4 Repurchase in the Case of Termination. Upon the termination of an individual Common Shareholder for any reason, any Unvested Shares shall be forfeited at the redemption price of $.01 per share and any Vested Shares held by such terminated Common Shareholder shall be subject to repurchase as follows:

(a) Upon a termination "For Cause" or upon a voluntary withdrawal of the Common Shareholder during the period when any of his or her shares remain unvested, the Company shall have the right to repurchase all of the Vested Shares for an amount per Share equal to fifty percent (50%) of Fair Market Value (as defined herein), but not less than the Common Shareholder's cash investment.

(b) Upon a termination by a Common Shareholder for any other reason, including death, disability, the Company shall have the right to repurchase all of the Vested Shares for Fair Market Value, but not less than the Common Shareholder's cash investment.

(c) For the purposes of this Section, "Fair Market Value" shall be determined by the Board of Directors (the "Board"), which, absent a change in circumstances, will be based on the most recent investment by any Shareholder in Capital Stock or securities exchangeable for Capital Stock, or, if more recent, the price used to grant stock options to any employees, consultants or directors.

3. Transfers by Shareholders. In the event of any proposed sale of Capital Stock by any Shareholder owning more than five percent (5%) of the Common Stock (assuming for the purpose of this determination, the exercise and conversion of all securities of the Company in the Common Stock) if such sale is subject to **Section 2.2**, during the ten (10) day period following the Company Notice Period, each other Shareholder choosing not to exercise its or his right of first refusal as set forth in **Section 2.2** shall have the option to sell a portion of the Capital Stock owned by it in accordance with this **Section 3**. The last day of such ten (10) day period, as applicable, shall be the cutoff date (the "Cutoff Date").

Any Shareholder electing to exercise its right of co-sale (the "Other Selling Shareholders") must notify the Selling Shareholder in writing before the close of business on the Cutoff Date, stating such Other Selling Shareholder's intention to participate in the sale and the number of shares such Other Selling Shareholder desires to sell.

The Selling Shareholder shall be free for a period of sixty (60) days after the Cutoff Date to sell, along with the other shares ("Other Shares"), the Selling Shares on the terms set forth in the Notice. If the purchaser(s) of the Selling Shares does not wish to purchase the full number of Other Shares and Selling Shares offered for sale, the Selling Shareholders and the Other Selling Shareholders shall have the right to sell their pro rata portion of the Capital Stock of the Company that the purchaser is willing to purchase. The pro rata portion shall be determined by multiplying the total number of shares of Common

Stock to be purchased by the purchaser by a fraction, the numerator of which is the number of shares of Common Stock proposed to be sold by the respective Selling Shareholders or Other Selling Shareholders (as the case may be) and the denominator of which is the total number of shares of Common Stock proposed to be sold by all Selling Shareholders or Other Selling Shareholders collectively (assuming for purposes of the above calculations the exercise and conversion of all securities of the Company proposed to be sold into Common Stock). If the Capital Stock covered by the Notice is not disposed of within sixty (60) days following the Cutoff Date, then such Capital Stock shall once again be subject to the co-sale rights set forth in this **Section 3**. The parties acknowledge that the provisions of this **Section 3** may prevent a Shareholder from selling the amount of securities he or she originally intended to sell.

4. Drag Along Rights.

Notwithstanding any other provision of this Agreement to the contrary, the Shareholders agree that if at any time after the date hereof any unaffiliated person or entity makes a bona fide offer to purchase all or substantially all of the assets or all of the Capital Stock of the Company, whether by asset sale, merger stock sale or otherwise (a "Sale Transaction"), and if the Board and the Shareholders who are the then owners of at least a majority of the Capital Stock (including any Common Stock issued upon conversion of any Preferred Stock) of the Company indicate in writing a desire to accept such offer, then the other Shareholders shall not dissent from or raise any objection to the Sale Transaction, shall sell their respective shares of capital stock on the same terms and conditions (subject to any differences in consideration received by the holders of Preferred and Common Stock due to the different values of such securities) as approved by the Board and such majority Shareholders (in the case of a purchase of all of the Capital Stock), and shall take any and all actions as may be reasonably necessary or convenient to the consummation of such Sale Transaction; provided, however, that the foregoing obligations of the Shareholders shall be subject to the following conditions and limitations:

(a) each Shareholder shall be required to make representations and warranties only in such Shareholder's capacity as a Shareholder with respect to capital stock owned by such Shareholder, as may be set forth in any agreement approved by the Board;

(b) each Shareholder shall be required to execute any and all documentation approved by the Board;

(c) if the Shareholders are given an option as to the form and amount of consideration to be received in the Sale Transaction, each Shareholder shall be given the option to accept the same form and amount of consideration (subject to any differences in consideration received by the holders of Preferred and Common Stock due to the different values of such securities); and

(d) the purchase of capital stock by the proposed acquirer shall be on terms and conditions no less favorable to such Shareholder as the purchase of capital stock

from any other Shareholder (subject to any differences in consideration received by the holders of Preferred and Common Stock due to the different values of such securities).

5 Terms for Purchases of Shares.

5.1 Sales to an Entitled Shareholder. If a Shareholder becomes obligated to sell any stock to another Shareholder (an "Entitled Shareholder") under this Agreement and fails to deliver such stock in accordance with the terms of this Agreement (as set forth below), such Entitled Shareholder may, at its option, in addition to all other remedies it may have, send to the Shareholder the purchase price for such stock as is herein specified. Thereupon, the Company upon written notice to the Shareholder, (a) shall cancel on its books the certificate or certificates representing the shares of Capital Stock to be sold and (b) shall issue, in lieu thereof, in the name of such Entitled Shareholder a new certificate or certificates representing such shares of Capital Stock, and thereupon all of the Shareholder's rights in and to such shares of Capital Stock shall terminate.

5.2 Closing Date. The closing for any sale of stock to an Entitled Shareholder hereof shall take place at the office of the Company on a date (the "Closing Date") and at a time designated by the Company.

5.3 Payment. In a closing of any sale to an Entitled Shareholder, the Entitled Shareholder shall deliver at least ten percent (10%) of the purchase price in cash or immediately available funds to the Selling Shareholder. The remainder of the purchase price shall be paid over a three (3) year period with interest payments made in accordance with the Applicable Federal Rate and shall be secured by the stock being sold pursuant to a note in a form which is acceptable to the Company's and its counsel.

6. Specific Enforcement.

Each Shareholder and the Company expressly agree that the other parties to this Agreement will be irreparably damaged if this Agreement is not specifically enforced. Upon a breach or threatened breach of the terms, covenants or conditions of this Agreement by any Shareholder or the Company, the other Shareholders and the Company shall, in addition to all other remedies, each be entitled to a temporary or permanent injunction, without showing any actual damage, or a decree for specific performance, or both, in accordance with the provisions hereof.

7. Miscellaneous.

(a) All stock certificates held by the Shareholders now or hereafter issued by the Company shall be marked with the following legend:

> THIS CERTIFICATE OF STOCK AND THE SHARES REPRESENTED HEREBY MAY NOT BE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF A CERTAIN SHAREHOLDERS' AGREEMENT, A COPY OF WHICH AGREEMENT AND ANY AMENDMENTS THERETO ARE ON FILE AT THE PRINCIPAL OFFICE

OF THE COMPANY.

(b) Any person or entity who subsequently becomes a Shareholder of the Company (including holders of options or warrants to acquire stock upon the exercise of such option or warrant, as the case may be) shall be bound by all of the terms and provisions, and shall be entitled to all the benefits and privileges, of this Agreement, unless otherwise determined by the Company. Before any person not a party to this Agreement, including any person to whom transfers of shares may be made hereunder, may be entitled to become a Shareholder in the Company, unless otherwise determined by the Company, such person shall be required first to execute and deliver to the Company an agreement pursuant to which such person agrees to be bound by all the terms and conditions of this Agreement (as it may have then been amended), and the failure of any such person to execute such agreement shall preclude such person from becoming a Shareholder in the Company.

(c) No Shareholder shall directly or indirectly disclose to anyone (except in the regular course and in furtherance of the Company's business) or use in competition with the Company, any information with respect to any confidential or secret aspect of the Company's business or affairs unless the information shall have been made public through the actions of an individual or entity other than such Shareholder.

(d) Nothing in this Agreement shall confer on any Shareholder any right to be employed by the Company (or any subsidiary or affiliate of the Company), or to perform services for the Company (or any subsidiary or affiliate of the Company), or to interfere in any way with the right of the Company to terminate any Shareholder's employment or services in accordance with the terms of any employment agreement or otherwise, or to give any Shareholder any claim against the Company in respect of any such termination.

(e) This Agreement shall be governed by the laws of the State of Pennsylvania, excluding any laws that would cause the laws of another jurisdiction to apply.

(f) All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by United States first-class mail, postage prepaid, sent by facsimile or delivered personally by hand or a nationally recognized courier, addressed (i) if to an Investor, as indicated on the signature page hereto, or at such other address as the Investor or permitted assignee shall have furnished to the Company in writing, or (ii) if to the Company (or Common Shareholder), as indicated on the signature page hereof, or at such other address or facsimile number as the Company, or Common Shareholder shall have furnished to the other Shareholders in writing. All such notices and other written communications shall be effective on the date of mailing, facsimile transfer or delivery.

(g) This Agreement contains the entire agreement of the parties with respect to the subject matter hereof.

(h) No term of this Agreement may be amended or terminated, nor the

observance of any term of this Agreement waived (either generally or in a particular instance and either retroactively or prospectively), without (a) the written consent of the Company, (ii) the consent (either by vote or written consent) of the holders of a majority of the issued and outstanding Common Stock and Preferred (voting as if those shares have been converted into Common Stock), voting as a single class, and (iii) the consent (either by vote or written consent) of the holders of a majority of the issued and outstanding Series Seed Preferred Stock and Series CF Seed Preferred Stock, voting in each case as a separate class. If the rights of any Shareholder would be terminated or adversely affected by any such amendment, termination or waiver in a manner that is disproportionate from the effects on the other Shareholders, then the consent of the Shareholders so adversely affected, respectively shall be required for such amendment, termination or waiver. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each party to this Agreement, any person who may become a party and the Company.

(i) This Agreement shall be binding upon and inure to the benefit of the parties hereto, their heirs, legal representatives, successors and assigns.

(j) This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the parties have executed this Shareholders' Agreement as of the date first above written.

SMART TIRE RECYCLING, INC.

By:___________________________________
Name: Betzalel Mendel Bassman
Title: President

COMMON SHAREHOLDERS:

SMART TIRE RECYCLING CORPORATION

By:___________________________________
Name: Betzalel Mendel Bassman
Title: President

____
Adam Epstein

PREFERRED SHAREHOLDERS:

[Signatures on file at the Company's Offices]

Schedule A

Common Shareholders

Name	Shares
Smart Tire Recycling Corporation	1,000,000
Investors	60,000
Option Pool	200,000
Total	1,260,000

Schedule B

Preferred Shareholders

Available to Shareholders Upon Written Request